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                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549
                        ----------------------------

                                SCHEDULE 13E-4

                        Issuer Tender Offer Statement
                               (Amendment No. 1)

   (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                  FUND AMERICAN ENTERPRISES HOLDINGS, INC.
                             (Name of Issuer)

                  FUND AMERICAN ENTERPRISES HOLDINGS, INC.
                    (Name of Person(s) Filing Statement)

                  Common Stock, Par Value $1.00 Per Share
                      (Title of Class of Securities)

                                360768 10 5
                   (CUSIP Number of Class of Securities)

                            Michael S. Paquette
                      Vice President and Controller
                 Fund American Enterprises Holdings, Inc.
                           80 South Main Street
                   Hanover, New Hampshire 03755-2053
                              (603) 643-1567

                                 Copy to:
                         Philip A. Gelston, Esq.
                         Cravath, Swaine & Moore
                  825 Eighth Avenue - Worldwide Plaza
                        New York, New York 10019
                             (212) 474-1000

(Name, address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)



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    This Amendment No. 1 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 filed by Fund American Enterprises Holdings, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission on November 3, 1997 (as amended, the "Schedule 13E-4"), relating to a tender offer by the Company to purchase up to 1,000,000 shares of its Common Stock, par value $1.00 per share ("Shares") at a price not greater than $125.00 nor less than $105.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 3, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 13E-4. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 13E-4.

ITEM 8.  Additional Information.

    The Company has extended the Offer until 11:59 p.m., New York City time on Tuesday, December 2, 1997. The text of the press release dated November 12, 1997, issued by the Company with respect to the extension of the Offer is filed herewith as Exhibit (a)(10) and is incorporated herein by reference.

ITEM 9.  Material to be Filed as Exhibits.


(a)(10)  Text of press release dated November 12, 1997.



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                                   SIGNATURE



After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       FUND AMERICAN ENTERPRISES HOLDINGS, INC.




November 12, 1997                  By: /s/ Michael S. Paquette
                                       -----------------------
                                       Michael S. Paquette
                                       Vice President and Controller


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                                 EXHIBIT INDEX



Exhibits                                                                  Page
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(a)(10)  Text of press release dated November 12, 1997.................


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